February 6, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention:	Kevin Woody, Branch Chief
Howard Efron, Senior Staff Accountant

Re:	China Lodging Group, Limited – Form 20-F for the year ended December 31, 2010 filed on April 7, 2011 (File No. 1-34656)

Dear Mr. Woody and Mr. Efron,

On behalf of China Lodging Group, Limited (the “Company”), this letter is being transmitted in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”), contained in the Staff’s letter dated December 20, 2011 (the “Comment Letter”), with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010. For your convenience, the Staff’s comments, which are reproduced in bold type below, are then followed by the Company’s responses. The paragraph numbers below correspond to the numbered paragraphs in the Comment Letter.

Form 20-F for the fiscal year ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Revenue Recognition, page 43

1.	We note that you have a policy for certain reimbursements (primarily salaries and related charges) which you attribute mainly to hotels under the franchise program. In future filings, please describe generally the nature of your franchise contracts as it relates to reimbursements for salaries and related costs. In addition, please disclose the amount of reimbursement revenues separately to the extent material.

The Staff’s comment is duly noted, and in future filings the Company will clarify and describe generally the nature of its franchise contracts as it relates to fees received to cover salaries and related costs and disclose the amount of such fees separately to the extent material. The Company supplementally advises the Staff that the referenced fees are not dollar-for-dollar reimbursements of actual expenditures incurred. Rather, for each franchised-and-managed hotel, a fixed fee is negotiated and provided for in the franchise-and-management agreement to cover the salaries and related costs associated with its general manager’s services. For its annual report on Form 20-F for the fiscal year ended December 31, 2011, the Company plans to include in the Critical Accounting Policies section disclosure in substantially the same form as set forth below:

We account for general manager fees related to the hotels under the franchise program as revenues. Pursuant to the franchise-and-management agreements, we charge the franchisees fixed general manager fees to cover the franchised-and-managed hotels’ general managers’ salaries, social welfare benefits and certain other out-of-pocket expenses that we incur on behalf of the franchised-and-managed hotels. The general manager fee is recognized as revenue monthly. During the years ended December 31, 2009, 2010 and 2011, the general manager fees that were recognized as revenue were RMB9,943,850, RMB30,096,737 and RMB[            ], respectively.

Financial Statements

Exhibits 12.1 and 12.2

2.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

The Staff’s comment is duly noted, and in future filings the Company will not include the individual’s title at the beginning of the certification.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the Company’s response, please contact me at the address below, or Li He of Davis Polk & Wardwell LLP by telephone at (86) 10-8567-5005, by fax at (86) 10-8567-5105 or by email at li.he@davispolk.com, or Terrence R. O’Donnell of Davis Polk & Wardwell LLP by telephone at (852) 2533-3376, by fax at (852) 2533-1776 or by email at terrence.odonnell@davispolk.com.

Sincerely,

/s/ Min (Jenny) Zhang
Min (Jenny) Zhang
Chief Financial Officer
China Lodging Group, Limited
No. 2266 Hongqiao Road, Changning District
Shanghai 200336
People’s Republic of China

cc:	Li He, Davis Polk & Wardwell LLP

Terrence R. O’Donnell, Davis Polk & Wardwell LLP